SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, THE SOUTHERN HEMISPHERE´S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES FOURTH QUARTER AND FULL YEAR 2004 CONSOLIDATED RESULTS OF TELESP CELULAR PARTICIPAÇÕES S.A.

São Paulo - Brazil, February 18, 2005 – Telesp Celular Participações S.A. (TCP) (Bovespa: TSPP3 (ON = Common Shares) / TSPP4 (PN = Preferred Shares); NYSE: TCP), announced today its consolidated results for fourth quarter and for the full year of 2004 (4Q04 and 2004). The Company´s operating and financial information, except as otherwise indicated, is presented in Brazilian reais in accordance with Brazilian Corporate Law. The closing prices for February 17, 2005 were: TSPP3: 5.50 / 1,000 shares, TSPP4: R$ 7.75 / 1,000 shares and TCP: US$ 7.52 (1 ADR = 2,500 PN shares). TCP is one of the companies belonging to the largest wireless group in the southern hemisphere and controls: (i) 100% of the share capital of Telesp Celular S.A. (TC); (ii) 100% of the share capital of Global Telecom S.A. (GT); and (iii) 90.2% of the voting capital (51.4% of the total capital), excluding treasure shares, of Tele Centro Oeste Celular Participações S.A. (TCO).

Telesp Celular Participações S.A. (controlling shareholder of Tele Centro Oeste Participações S.A.), along with Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A., make up the assets of the joint venture undertaken by Portugal Telecom and Telefónica Móviles that operates under the VIVO brand, Top of Mind on the Brazilian market. In December 2004, VIVO Group reached 26,5 million customers, thus consolidating its market leadership.

HIGHLIGHTS TCP 4Q04

 •  First 3G cellular operator in Latin America , a key tool for the company's innovation strategy, which was possible due to the CDMA2000 1xEV-DO technology.

•  Absolute leadership in innovation and variety of services launched on the market. Successful in the differentiation strategy as regards its competitors as a result of the provision of innovating services such as "VIVO Encontra" and "VIVO Agenda".

•  Successful in its high value and corporate market focus. VIVO Empresas program reaches 1.5 million customers after 1 year of existence.

•  TCP´s customer base has risen 32.6% over last year and 7.7% over 3Q04, recording 17,631 thousand customers.

•  Net additions in 2004 totaled 4,333 thousand new customers, up 44.7% in relation to last year, thus consolidating the leadership position of VIVO brand .

•  TCP reported again an increase in its post-paid service users base in 4Q04, having grown 5.1% and 2.1% in relation to 4Q03 and 3Q04, respectively.

•  SAC recorded a 11.3% reduction, as compared to 3Q04, reflecting the increase in the entry barriers of new pre-paid customers, despite the strong competition and marketing campaigns turned to different market segments.

•  Monthly Churn at 1.6% in 2004 decreased by 0.3 p.p., showing the successful customer retention campaigns.

•  The R$ 2,588.8 million EBITDA for the year represents a 3.4% increase in relation to 2003. EBITDA Margin of 35.3% in 2004, in spite of being operating in one of the most competitive markets in the world, but that also offers one of the highest growth potential.

•  TCP´s accrued losses decreased by 19.9% as compared to the previous year, totaling R$ 490.2 million.

•  Sustained growth of data revenues , which increased by 75.3% over last year, accounting for 4.6% of the net services revenue in 2004 (for enabled terminals).

Quality Policy

Among the strategic goals the implementation of the processes management resulted in the Company being awarded ISO 9001:2000 certification . Such policy is aligned with the " Mission " expressed by the Chief Executive Officer: "To meet the customers' needs and make them loyal to the company as a result of the quality and innovation of our products and services, offered by committed and skilled professionals. To keep market leadership along with profitable growth, thus generating value to the shareholders and seeking permanent improvement of processes and results. To consolidate the Company's image, contributing to the development of our society."

Distribution Channels

On December 31, 2004, TCP had 209 own sales points, in addition to an efficient network of accredited dealers, whether exclusive or not, totaling about 5,441 sales points, which are able to market services and cellular phones, thus making the Company also a leader in number of distribution channels.

Coverage and Technological Innovation

The coverage provided by the 1xRTT technology was highly enhanced in 2004.

In October, 2004, initially in the cities of São Paulo, Rio de Janeiro and Curitiba, the CDMA2000 1xEV-DO (Evolution – Data Optimized) technology was launched on the market, considered by the International Telecommunications Union (UIT) as a Third-Generation access technology which, at a very high data transmission speed – up of to 2.4 Megabits per second (Mbps) – allows real-time access, through notebooks, PDAs and cellular phones, to services and applications such as e-mail, Internet, music and file downloads, in addition to video and audio streaming .

TCP has continued to implement new and innovating data transmission products and services. Launched in October, "VIVO Encontra" is designed to bring convenience and safety to users by means of a solution that uses GPS satellites and Base Radio Statios (ERBs), of VIVO's CDMA2000 1x network, offering 5 to 50 meter accurate results, from three different applications: "VIVO Localiza" (person location service), "VIVO Aqui Perto" (application designed to search for commercial establishments) and "VIVO Onde Estou?" (indicates the location of the own user's cellular phone, with street name, number, borough and city). Another service launched by the Company was "VIVO Agenda", unprecedented in Brazil , which stores cellular phone organizer contact information in an even safer manner

.

Basis for Presentation of Results

In accordance with Anatel's rules, on July 6, 2003, the Personal Mobile Service (SMP) operators implemented the Carrier Selection Codes (CSP) for domestic and international long distance calls. Therefore, TCP operators no longer earn revenues from VC2 or VC3 calls, and currently derive revenue from the usage of their network (interconnection – VUM) for completing long distance calls .

The partial Bill & Keep (B&K) system was also implemented at that same time, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, that causes an impact on interconnection revenue and cost.

Some information disclosed for 3Q04 and 4Q03 may have been re-classified, as applicable, for comparison purposes. Figures disclosed are subject to differences, due to rounding-up procedures.

Operating Highlights of Telesp Celular Participações (TCP)

•  Continued market leadership as a result of the increase in the customer base by 32.6% over 4Q03 and by 7.7% over 3Q04, reaching 17,631 thousand customers. Net additions in the year totaled 4,333 thousand customers, a 44.7% growth over 2003.

•  In 4Q04, stimulating its growth, TCP reported a 31.4% share in net additions in an environment of strong competition. It is important to emphasize also the company's accounting practices, being extremely severe with frauds, disconnections and subscriptions, thus aggregating reliability and transparence to its figures.

•  SAC decreased by 11.3% in relation to 3Q04, due to better commercial negotiations in handsets, appreciation of Brazilian Real in relation to North-American Dollar, and increased entry barriers in place on the market.

•  The churn remained stabled, supported by Company initiatives to ensure customer loyalty, having recorded 1.8% in the quarter, despite growing competition. Year-to-date rate recorded a 0.3 p.p. decrease.

•  The blended ARPU of R$ 31.6 recorded a 22.3% reduction in relation to 4Q03, having been impacted by: (i) increase in total customer base and change in customer mix equivalent to R$ 4.1 (the prepaid customer base grew 39.6%, accounting for 83.9% of the total base, as compared to 79.6% in 4Q03) and SMP effect (R$ 1.7), (ii) fall in incoming prepaid MOU; and (iii) right planning programs (profile adequacy plans) effected in the post-paid service users base. Normalizing for mix and SMP effects (B&K and CSP), the blended ARPU would be higher than that recorded by approximately 18%.

•  The blended MOU remained stable in 4Q04 in relation to the previous quarter.

•  The customer/employee ratio ( productivity ) in 4Q04 increased by 27.2% and 5.6% over 4Q03 and 3Q04, respectively, due to the continuous search for organizational and process synergies, integration and rationalization.

NET OPERATING REVENUES - TCP

R$ million	According to Corporate Law							Accum 12 months of TCO in	
						Accum:			
	4 Q 04	3 Q 04	Δ%	4 Q 03	Δ%	2004	2003(*)	2003	Δ%
Subscription and Usage	733.3	703.8	4.2%	690.5	6.2%	2,806.4	2,384.3	2,659.5	5.5%
Network usage	778.4	766.4	1.6%	705.5	10.3%	2,987.6	2,396.3	2,626.2	13.8%
Other services	85.2	81.9	4.0%	99.3	-14.2%	371.6	243.2	253.4	46.6%
Net service revenues	**1,596.9**	**1,552.1**	**2.9%**	**1,495.3**	**6.8%**	**6,165.6**	**5,023.8**	**5,539.1**	**11.3%**
Net handsets revenues	356.3	277.8	28.3%	382.0	-6.7%	1,175.4	1,022.6	1,075.2	9.3%
Total net operating revenues	**1,953.2**	**1,829.9**	**6.7%**	**1,877.3**	**4.0%**	**7,341.0**	**6,046.4**	**6,614.3**	**11.0%**

(*) Includes the results of TCO from May to December (8 months)

Net Operating Revenues Accumulated 2004
Net handsets revenues 16%
Subscription and Usage 38%
Other services 5%
Network usage 41%

Net Operating Revenues Accumulated 2003
Net handsets revenues 16%
Subscription and Usage 40%
Other services 4%
Network usage 40%

Net Service Revenues

The net service revenues grew 6.8% in relation to 4Q03, recording R$ 1,596.9 million in the quarter. In 2004, the amount of R$ 6,165.6 million is 11.3% higher if compared to the previous year. However, the SMP (Bill & Keep and CSP) effect also impacted the revenue, which is a result of the increase in the prepaid and post-paid service users base and of the increase in the use of value added services (including data).

Data revenues were up 75.3% in the year-to-year comparison, representing 4.6% of the net service revenues in 2004. The SMS accounted for 70.5% of data revenues in 4Q04. Average number of SMS messages sent per month in the quarter was some 91 million, up 30.2% over the average posted in the same period in 2003. The successful services turned to the high value and corporate market also contributed to keep the sustainable increase of those revenues. This increase has continued to occur due to a more widespread access to and use of such services, in addition to the services launched on the market during that period. In 2004, VIVO launched more than 140 new game facilities, images, video and other, totaling 205 facilities. These new services, together with the increase registered in the data enabled client base, resulted in an increase of the revenue from Downloads/MMS in relation to the same period in 2003. It is worthy mentioning the innovative and exclusive VIVO services like multiplayer games (in VIVO Downloads) and "VIVO DIRETO".

Personnel Costs

Personnel costs was impacted in 11.5% by the collective bargaining adjustment of 6.0% on average and by the increase in the headcount, as compared to 2003, which resulted from a strong increase in marketing and selling activities that also contributed to the costs variation.

Cost of Services Rendered

The 18.5% drop in the cost of services rendered in the year, when compared to 2003, was due to increased operating efficiency and synergies among the Companies operating under VIVO brand, lower costs obtained from contract renegotiation, the effects of the Bill & Keep rules over interconnection costs, and reduction of other costs and charges, specially in TCO, arising out of equalization between the accounting criteria of this Company and the Group's.

Selling Expenses

In 2004, the Company's goal was to keep its market leadership on a profitable basis. Therefore, taking advantage of the market growth, even though facing strong competition, the Company not only defended its customer base but also managed to grow. In relation to 3Q04, the expenses recorded a 23.5% increase, caused by an increase in the commercial activities during the period, reflecting the increase in the cost of outsourced services, especially commissions paid to its distribution network and marketing expenses. In an annual comparison basis, variations in the entry barriers all year long and an increase in the customer base, together with market segmentation, contributed to the growth.

PDD in 2004 (R$ 183.5 million) increased in relation to 2003 (R$ 85.5 million), which is affected by non-recurring adjustments and items, if netted out of these effects, would show an 18.0% increase in the year-to-year variation and would represent 1.9% of the gross revenue in 2004.

General and Administrative Expenses

General and administrative expenses recorded 60.2% and 69.4% decrease in relation to 4Q03 and 3Q04, respectively. Such variation was due to the successful structural costs reduction program and to the increasingly higher level of synergy reached among the Group Companies.

Other Operating Revenues / Expenses

The Company recorded an improvement in this entry in the 4Q04 related to the same period of last year, which is negatively affected by the provision for contingencies, relating to PIS and COFINS, in the amount of R$ 77.6 million.

EBITDA

In 2004, TCP´s EBITDA (profit before interest, taxes, depreciation and amortization) totaled R$ 2,588.8 million, up 3.4% in relation to 2003, representing a 35.3% margin, in spite of the strong commercial activity in the period. The services EBITDA margin in 2004, excluding revenues and selling costs of cellular phones was 51.1%, which is 1.7 p.p. higher than last year.

Depreciation and Amortization	The Company recorded 5.7% increase in 4Q04 in relation to the same period of last year, mainly due to the depreciation of new investments made in 2004.

Financial Revenues (Expenses)

Net financial expenses in 4Q04 increased by R$ 93.3 million in relation to 3Q04, due to PIS and COFINS levied on the allocation of interests on own capital for December 2004 (rate of 9.25% on R$ 90.3 million for TCO and R$ 39.8 million for TCP), in addition to losses arising out of hedge operations due to the appreciation of Brazilian Real in relation to North-American Dollar (R$ 2.8586 in 3Q04 to R$ 2.6544 in 4Q04). The additional cost represented by an increased indebtedness level generated by the disbursement arising out of the Public Offering of Shares of TCP in TCO in October 2004 also contributed to the increase of expenses.

The additional CPMF expense in the last quarter of the year and the increase in the interest rate prevailing in the period are also worthy of mention (3.86% in the 3Q04 and 3.99% in the 4Q04).

In the comparison between 2004 and 2003, TCP's net financial expense remained stable, counterbalancing the higher level of average debt of the period with an administered decrease of the interest rate prevailing in the period (23.25% in 2003 and 16.17% in 2004).

Non-operating Result

A negative result of R$ 52.6 million was recorded in 4Q04, in relation to a positive result of R$ 0.7 million in the previous quarter, due to the retirement and replacement of analog equipment by the CDMA 1xRTT network, as a consequence of the technological evolution.

Net Result	The Company recorded losses for the year, of R$ 490.2 million, 19.9% down in relation to the losses posted in 2003, of R$ 612.3 million.

Indebtedness

On December 31, 2004, TCP´s debt made up of loans and financing amounted to R$ 4,963.2 million (R$ 6,289.1 million on December 31, 2003), 56.4% of which is denominated in foreign currency. The Company has signed foreign exchange hedging contracts thus protecting 100% of its debt against foreign exchange rate volatility. This total debt was offset by cash and cash equivalents (R$ 1,180.9 million) and by derivative assets and liabilities (R$ 26.9 million in payables), resulting in a net debt of R$ 3,809.2 million.

At the end of 2004, short-term debt represented 58.4% of total debt. Short-term debt includes public promissory notes issued in the domestic market in the amount of R$ 1 billion, payable in the period.

The drop in net debt in relation to December 2003 is mainly due to the rights offer in December 2004, which after deduction of the investment made through the Public Offering of Shares in TCO, occurred in October 2004, allowed the settlement of financial liabilities.

Capital Expenditures (Capex)

Investments effected in the quarter totaled R$ 504.5 million, representing an 11.5% increase in relation to the total amount invested in 4Q03. The increase in investments in relation to last year is basically due to the following factors: (i) more accelerated migration from TDMA to CDMA technology, thus keeping up with the GSM operators, which have also migrated from TDMA; (ii) consolidation and rationalization of information systems, especially billing, customer care, prepaid platforms and SAP management systems; and (iii) expansion of the coverage provided by the company in order to meet the customer base growth.

Operating Cashflow

The positive operating cash flow in any of the periods under examination shows that TCP generates sufficient funds from operations to finance its capital expenditures program , having reached R$ 107.8 million in the quarter and R$ 1,193.8 million in the year.

Capital Market

In 4Q04, the value of TCP´s common shares (ON) dropped 0.6% and the value of its preferred shares (PN) increased by 3.3%, while the Bovespa (São Paulo Stock Exchange) index rose 12.7%. Between October and December 2004, the Company´s PN shares were traded in 100% of the trading sessions, resulting in an average daily trading volume of R$ 17.9 million, as compared to R$ 21.4 million the same period in 2003. By the end of 2004, ON and PN shares were traded at R$ 5.00 and R$ 7.19, respectively, per lot of one thousand shares.

The price of TCP´s Level II ADRs increased by 10.0% in the quarter, in face of a 7.0% increase in the Dow Jones index. Average daily volume of TCP ADRs traded on the NYSE in 4Q04 was US$ 4.5 million, in line with 4Q03. The closing price of TCP's ADRs for 2004 was US$ 6.80.

Promissory Notes

•  TCP started the distribution of its 3 rd Issue of Commercial Promissory Notes in November 25, 2004, in the amount of one billion Reais (R$ 1,000,000,000.00). The 3 rd Issue, closed on November 29, 2004, was approved at a Meeting of the Board of Directors of the Company held on November 04, 2004

Subsequent Events

•  On November 09, 2004, TCP announced a capital increase of up to R$ 2,053,895,871.47, through private subscription, with issuance of 410,779,174,294 new shares, of which 143,513,066,618 are common shares and 267,266,107,676 are preferred shares, for the issuance price of five Reais (R$ 5.00) per lot of one thousand shares, for both kinds of shares of the Company, in everything identical to those presently existing. The capital increase occurred in 3 subscription stages, with due regard to the exercise of the preemptive rights and ended by an auction of the remaining shares held on January 04, 2005, being homologated by the Board of Directors at a meeting held on January 07, 2005, whereupon the capital stock was increased to R$ 6,427,557,341.20, being represented by 1,582,563,526,803 shares, divided into 1,029,666,595,649 common shares and 552,896,931,154 preferred shares.

Further information on the above described transaction may be obtained from our web site: www.vivo.com.br/ ir

Social Responsibility

•  After the VIVO Institute was created in July 2004, the focus of VIVO's performance as regarding social programs was redefined, whereby education and environment were established as priority areas. Today, there are about 40 projects in progress and more than 200 thousand people assisted in several States of the Union . Among them, the following are worthy of mention: SuperAção Jovem, in partnership with Instituto Ayrton Senna; Pastoral da Criança ; Eco-Vídeo Biblioteca; Cooperativa de Mulheres Costureiras de São Bartolomeu; Acelera Goiás, Acelera Tocantins and Se Liga Tocantins, all of them in partnership with Instituto Ayrton Senna; Banco da Providência; Projeto Água Viva; Jovens Talentos, Projeto de Esporte na Ilha Criança and Projeto Guri .

•  In December, the Christmas campaign, conducted within the "VIVO Voluntário" program, benefited about 6 thousand children, who were assisted by 70 institutions included within the Group's performance areas.

Prizes

•  VIVO was granted ISO 9001:2000 certification in December by Bureau Veritas Quality International (BVQI), one of the most important certification institutes in the world. It must be emphasized that this is an unprecedented achievement among cellular telephone operators within the domestic market .

•  In 2004, the assistance to VIVO customers deserved several Prices – "Best Internet System" and "Best Own or Outsourced Active/Receptive Call Center Operation" awarded by the Brazilian Telemarketing Association (ABT); "B2B Quality Standard", by B2B magazine; "Consumidor Moderno's Customer Service Excellence Prize" by Consumidor Moderno Magazine.

The Company also received several prizes in 2004, among which the following are worthy of mention:

•  Top RH 2004 ADVB – VIVO SP won the prize with the case "The Strategic Role of Medical Assistance in Building a healthy and solidary company".

•  Top of Marketing ADVB 2004 – VIVO won prizes for 4 success cases (São Paulo Fashion Week, VIVO Open Air, Recarga Premiada and VIVO ao VIVO) from ADVB;

•  Top of the Mind 2004 Prize – VIVO is the mostly remembered brand in its market segment according to Folha de São Paulo newspaper;

•  Reliable Brands Prize August 2004 – VIVO was elected as the most reliable brand in the cellular telephone industry by the readers of Seleções Magazine .

CONSOLIDATED BALANCE SHEET - TCP

R$ million

ASSETS	Dec-31-04	Dec-31-03
Current Assets	**4,355.2**	**4,387.5**
Cash and cash equivalents	1,180.9	1,158.8
Net accounts receivable	1,483.8	1,212.5
Inventory	456.5	157.3
Deferred and recoverable taxes	871.3	595.7
Derivatives transactions	7.8	994.2
Debentures	0.0	0.0
Other current assets	354.9	269.0
Long Term Assets	**1,892.7**	**1,436.5**
Derivatives transactions	385.3	444.1
Deferred and recoverable taxes	1,396.8	893.6
Other long term assets	110.6	98.8
Permanent Assets	**7,883.3**	**7,800.6**
Investment	2,056.4	2,291.3
Plant, property and equipment	5,603.0	5,240.8
Deferred assets	223.9	268.5
Total Assets	**14,131.2**	**13,624.6**

LIABILITIES	Dec-31-04	Dec-31-03
Current Liabilities	**5,636.7**	**6,453.6**
Suppliers and accounts payable	1,704.5	1,333.4
Taxes, fees and contributions	343.4	254.4
Interest on own capital and dividend:	82.3	107.3
Loans and financing	2,897.0	3,993.3
Contingencies provision	124.3	126.1
Derivatives transactions	266.2	404.5
Other current liabilities	219.0	234.6
Long Term Liabilities	**2,644.0**	**2,656.8**
Loans and financing	2,066.2	2,295.8
Contingencies provision	195.4	153.5
Taxes, fees and contributions	189.3	172.8
Derivatives transactions	153.8	31.0
Other long term liabilities	39.3	3.7
Minority interest	**942.9**	**1,120.7**
Shareholder's Equity	**2,907.4**	**3,393.2**
Funds for capitalization	**2,000.2**	**0.3**
Total Liabilities	**14,131.2**	**13,624.6**

CONSOLIDATED INCOME STATEMENTS - TCP

	According to Corporate Law					Accum 12 months of TCO in
				Accum:		
R$ million	4 Q 04	3 Q 04	4 Q 03	2004	2003(*)	2003
Gross Revenues	**2,636.0**	**2,439.5**	**2,451.5**	**9,755.6**	**7,869.8**	**8,593.5**
Gross service revenues	2,028.7	1,970.6	1,875.0	7,802.2	6,300.3	6,953.3
Gross handset revenues	607.3	468.9	576.5	1,953.4	1,569.5	1,640.2
Deductions – Taxes and others	(682.8)	(609.6)	(574.2)	(2,414.6)	(1,823.4)	(1,979.2)
Net Revenues	**1,953.2**	**1,829.9**	**1,877.3**	**7,341.0**	**6,046.4**	**6,614.3**
Net service revenues	1,596.9	1,552.1	1,495.3	6,165.6	5,023.8	5,539.1
Net handset revenues	356.3	277.8	382.0	1,175.4	1,022.6	1,075.2
Operating Costs	**(1,340.9)**	**(1,197.1)**	**(1,255.4)**	**(4,752.2)**	**(3,771.0)**	**(4,110.7)**
Personnel	(104.3)	(100.6)	(108.6)	(385.6)	(314.8)	(345.7)
Cost of services rendered	(215.1)	(187.2)	(215.5)	(812.4)	(879.5)	(996.9)
Cost of handsets	(553.0)	(421.0)	(461.5)	(1,734.6)	(1,222.3)	(1,306.8)
Selling expenses	(493.8)	(399.8)	(325.8)	(1,559.1)	(1,007.2)	(1,077.0)
General & administrative expenses	(38.5)	(125.7)	(96.7)	(360.9)	(338.4)	(375.1)
Other operating revenue (expenses)	63.8	37.2	(47.3)	100.4	(8.8)	(9.2)
EBITDA	**612.3**	**632.8**	**621.9**	**2,588.8**	**2,275.4**	**2,503.6**
Margin %	**31.3%**	**34.6%**	**33.1%**	**35.3%**	**37.6%**	**37.9%**
Depreciation and Amortization	(355.0)	(323.8)	(335.8)	(1,273.9)	(1,220.7)	(1,283.9)
EBIT	**257.3**	**309.0**	**286.1**	**1,314.9**	**1,054.7**	**1,219.7**
Net Financial Income	(344.1)	(250.8)	(290.5)	(1,095.5)	(1,133.5)	(1,089.7)
Non-operating revenue/expenses	(52.6)	0.7	(20.8)	(51.1)	(25.7)	(24.9)
Taxes	(33.1)	(112.1)	(49.5)	(327.0)	(277.9)	(349.8)
Minority Interest	(62.2)	(99.7)	(102.8)	(331.5)	(257.8)	(367.6)
Reversal in Interest on Capital	0.0	0.0	0.0	0.0	0.0	0.0
Net Income	**(234.7)**	**(152.9)**	**(177.5)**	**(490.2)**	**(640.2)**	**(612.3)**

(*) Includes the results of TCO from May to December (8 months)

Operating Highlights of Telesp Celular (TC)

•  Continued market leadership as a result of the increase in the customer base by 23.2% over 4Q03 and by 5.4% over 3Q04, reaching 9,232 thousand customers. Net additions in the year were 21.1% higher than those recorded in 2003, with a significant growth of 161.2% in post-paid service users base due to enhanced commercial efforts.

•  In 4Q04, the net additions share recorded a 2.2 p.p. growth over the previous quarter, despite the intense competition. It is important to emphasize also the company's accounting practices, being extremely severe with frauds, disconnections and subscriptions, thus aggregating reliability and transparence to its figures.

•  SAC decreased by 14.0% in relation to 3Q04, due to better commercial negotiations in handsets, appreciation of Brazilian Real in relation to North-American Dollar, and increased entry barriers.

•  The churn remained stabled, having recorded 1.7% in the third consecutive quarter, despite intense competition, confirming the success of the commercial practices adopted for ensuring customer loyalty.

•  The blended ARPU of R$ 34.8 recorded a 20.9% reduction in relation to 4Q03, having been impacted by: (i) increase in total customer base and change in customer mix equivalent to R$ 3.1 (the prepaid customer base grew 26.7%, accounting for 82.6% of the total base, as compared to 80.3% in 4Q03) and SMP effect (R$ 1.2), (ii) fall in incoming prepaid MOU; and (iii) right planning programs (profile adequacy plans) effected in the post-paid service users base. Normalizing for mix and SMP effects (B&K and CSP), the blended ARPU would decrease by R$ 4.9 or 11.1%. Post-paid ARPU increased by 4.9% in relation to 3Q04, due to the increase in post-paid service users MOU and outgoing traffic.

•  The post-paid MOU grew 4.4% year-to-date, in relation to 2003, reflecting a ten-minute increase, due to commercial campaigns and consequent increased traffic in the period. A 1.3% growth was recorded in relation to 3Q04.

•  Improvement in operation efficiency can be measured by the increase in productivity ratio in 4Q04, of 4.9% and 0.8% in relation to 4Q03 and 3Q04, respectively, regardless of changes made for the purpose of ensuring continued labor quality.

CONSOLIDATED INCOME STATEMENTS - TELESP CELULAR S.A.

R$ million	According to Corporate Law							
						Accum		
	4 Q 04	3 Q 04	Δ%	4 Q 03	Δ%	2004	2003	Δ%
Gross Revenues	**1,544.5**	**1,415.7**	**9.1%**	**1,496.9**	**3.2%**	**5,781.9**	**5,292.9**	**9.2%**
Gross service revenues	1,167.1	1,122.3	4.0%	1,150.6	1.4%	4,572.4	4,222.9	8.3%
Gross handset revenues	377.4	293.4	28.6%	346.3	9.0%	1,209.5	1,070.0	13.0%
Deductions – Taxes and others	(411.3)	(364.9)	12.7%	(375.6)	9.5%	(1,452.8)	(1,299.6)	11.8%
Net Revenues	**1,133.2**	**1,050.8**	**7.8%**	**1,121.3**	**1.1%**	**4,329.1**	**3,993.3**	**8.4%**
Net service revenues	930.5	890.5	4.5%	921.0	1.0%	3,657.6	3,363.6	8.7%
Net handset revenues	202.7	160.3	26.5%	200.3	1.2%	671.5	629.7	6.6%
Operating Costs	**(785.1)**	**(706.6)**	**11.1%**	**(649.5)**	**20.9%**	**(2,796.1)**	**(2,313.0)**	**20.9%**
Personnel	(53.8)	(51.0)	5.5%	(51.0)	5.5%	(197.0)	(175.0)	12.6%
Cost of services rendered	(145.7)	(117.9)	23.6%	(116.6)	25.0%	(524.6)	(551.2)	-4.8%
Cost of handsets	(279.2)	(215.5)	29.6%	(226.2)	23.4%	(905.4)	(722.3)	25.3%
Selling expenses	(328.3)	(249.0)	31.8%	(201.9)	62.6%	(971.4)	(687.2)	41.4%
General & administrative expenses	(8.1)	(101.7)	-92.0%	(58.5)	-86.2%	(262.4)	(227.5)	15.3%
Other operating revenue (expenses)	30.0	28.5	5.3%	4.7	538.3%	64.7	50.2	28.9%
EBITDA	**348.1**	**344.2**	**1.1%**	**471.8**	**-26.2%**	**1,533.0**	**1,680.3**	**-8.8%**
Margin %	**30.7%**	**32.8%**	**-2.0 p.p.**	**42.1%**	**-11.4 p.p.**	**35.4%**	**42.1%**	**-6.7 p.p.**
Depreciation and Amortization	(158.6)	(162.6)	-2.5%	(190.3)	-16.7%	(601.9)	(752.3)	-20.0%
EBIT	**189.5**	**181.6**	**4.4%**	**281.5**	**-32.7%**	**931.1**	**928.0**	**0.3%**
Net Financial Income	(116.6)	(90.0)	29.6%	(75.2)	55.1%	(598.0)	(433.2)	38.0%
Non-operating revenue/expenses	(39.9)	0.3	n.d.	(17.2)	132.0%	(40.3)	(18.3)	120.2%
Taxes	(11.3)	(36.0)	-68.6%	(68.3)	-83.5%	(105.2)	(168.1)	-37.4%
Reversal in Interest on Capital	-	-	-	-	-	274.1	186.8	46.7%
Net Income	**21.7**	**55.9**	**-61.2%**	**120.8**	**-82.0%**	**461.7**	**495.2**	**-6.8%**

Operating Highlights of Global Telecom (GT)

•  Aggressive increase in the customer base by 52.5% over 4Q03 and by 12.2% over 3Q04, reaching 2,579 thousand customers. Net additions in the year grew 72.8% over 2003.

•  In 2004, GT recorded a 37.0% share in net additions in an environment of intense sales activity, with the addition of a new competitor in a marke that was previouslyt made up of 3 operators.

•  SAC decreased by 29.4% in relation to 3Q04, due to better commercial negotiations in handsets, appreciation of Brazilian Real in relation to North-American Dollar, and increased entry barriers. SAC remained stable in relation to 4Q03.

•  Churn reduced in 0.5 p.p. and 0.1 p.p. in relation to 4Q03 and 3Q04, respectively, reflecting the Company's successful initiatives to ensure customer loyalty and customer retention.

•  The blended ARPU of R$ 22.4 recorded a 28.0% reduction in relation to 4Q03, having been impacted by: (i) increase in total customer base and change in customer mix equivalent to R$ 3.6 (the prepaid customer base grew 61.7%, accounting for 88.4% of the total base, as compared to 83.4% in 4Q03) and SMP effect (R$ 1.6), (ii) fall in incoming prepaid MOU; and (iii) right planning programs (profile adequacy plans) effected in the post-paid service users base. Normalizing for mix and SMP effects (B&K and CSP), the blended ARPU decrease would be R$ 3.5 or 11.3%. Comparing to 3Q04, post-paid service users MOU increased by 5.2%, being influenced by the increase in the incoming customer contract MOU.

•  The blended MOU recorded a 8.3% drop in relation to 3Q04, due to the change in the customer mix between the two periods as well as the reduction in the prepaid MOU.

•  Synergy and efficiency gains obtained by the operator have fostered the upward productivity trend, with productivity having grown 65.3% and 11.4% in relation to 4Q03 and 3Q04, respectively.

CONSOLIDATED INCOME STATEMENTS - GLOBAL TELECOM S.A.

R$ million	4 Q 04	3 Q 04	Δ%	4 Q 03	Δ%	2004	2003	Δ%
	According to Corporate Law					Accum		
Gross Revenues	**271.5**	**254.2**	**6.8%**	**244.7**	**11.0%**	**1,024.0**	**810.8**	**26.3%**
Gross service revenues	197.9	197.8	0.1%	166.7	18.7%	766.9	633.5	21.1%
Gross handset revenues	73.6	56.4	30.5%	78.0	-5.6%	257.1	177.3	45.0%
Deductions – Taxes and others	(60.4)	(53.1)	13.7%	(41.2)	46.6%	(222.5)	(141.8)	56.9%
Net Revenues	**211.1**	**201.1**	**5.0%**	**203.5**	**3.7%**	**801.5**	**669.0**	**19.8%**
Net service revenues	161.5	164.1	-1.6%	139.3	15.9%	628.6	525.0	19.7%
Net handset revenues	49.6	37.0	34.1%	64.2	-22.7%	172.9	144.0	20.1%
Operating Costs	**(153.9)**	**(157.6)**	**-2.3%**	**(181.1)**	**-15.0%**	**(630.8)**	**(534.5)**	**18.0%**
Personnel	(11.9)	(11.1)	7.2%	(13.9)	-14.4%	(43.0)	(43.6)	-1.4%
Cost of services rendered	(30.2)	(27.4)	10.2%	(20.8)	45.2%	(113.5)	(118.7)	-4.4%
Cost of handsets	(77.8)	(64.4)	20.8%	(90.8)	-14.3%	(273.2)	(194.5)	40.5%
Selling expenses	(50.9)	(53.4)	-4.7%	(46.6)	9.2%	(205.6)	(135.5)	51.7%
General & administrative expenses	(10.0)	(5.7)	75.4%	(7.4)	35.1%	(24.6)	(29.9)	-17.7%
Other operating revenue (expenses)	26.9	4.4	511.4%	(1.6)	n.d.	29.1	(12.3)	-336.6%
EBITDA	**57.2**	**43.5**	**31.5%**	**22.4**	**155.4%**	**170.7**	**134.5**	**26.9%**
Margin %	**27.1%**	**21.6%**	**5.5 p.p.**	**11.0%**	**16.1 p.p.**	**21.3%**	**20.1%**	**1.2 p.p.**
Depreciation and Amortization	(64.3)	(60.4)	6.5%	(63.3)	1.6%	(246.1)	(241.6)	1.9%
EBIT	**(7.1)**	**(16.9)**	**-58.0%**	**(40.9)**	**-82.6%**	**(75.4)**	**(107.1)**	**-29.6%**
Net Financial Income	(16.7)	(14.6)	14.4%	(45.4)	-63.2%	(101.9)	(328.1)	-68.9%
Non-operating revenue/expenses	(5.7)	0.2	n.d.	(0.1)	n.d.	(5.3)	(0.2)	n.d.
Taxes	0.0	2.3	n.d.	20.6	n.d.	2.3	(0.6)	n.d.
Net Income	**(29.5)**	**(29.0)**	**1.7%**	**(65.8)**	**-55.2%**	**(180.3)**	**(436.0)**	**-58.6%**

Operating Highlights of Tele Centro Oeste (TCO) (Consolidated)

•  Continued market leadership as a result of the increase in the customer base by 41.5% in the last 12 months. Net additions in the year were 63.3% higher than those recorded in 2003, due to enhanced commercial efforts.

•  TCO recorded market share of net additions of 44.3% in 2004, keeping its leadership with a 51.3% market leader and a penetration increase of 11.5 p.p. in a market that started in September to have 4 operators in all its regions. It is important to emphasize also the company's accounting practices, being extremely severe with frauds, disconnections and subscriptions, thus aggregating reliability and transparence to its figures.

•  SAC remained almost stable in relation to 3Q04, despite being impacted by increased expenses with subsidies, commissions and advertising, partly due to the entry of a new competitor on the market.

•  The churn recorded 0.1 p.p. drop in relation to 4Q03 and year-to-year, despite the entry of a new competitor, thus confirming the success of the commercial practices adopted for ensuring customer loyalty.

•  The blended ARPU of R$ 30.5 recorded a 20.6% reduction in relation to 4Q03, having been impacted by: (i) increase in total customer base and change in customer mix equivalent to R$ 4.7 (the prepaid customer base grew 54.2%, accounting for 83.7% of the total base, as compared to 76.9% in 4Q03) and SMP effect (R$ 2.4), (ii) fall in incoming prepaid MOU; and (iii) right planning programs (profile adequacy plans) effected in the post-paid service users base. In comparison to 3Q04, the normalized ARPU, excluding the mix and SMP (B&K and CSP) effects, would record an increase of R$ 0.9 or 2.8%.

•  The prepaid MOU grew 10.0% in relation to 3Q04, due to recharge campaigns and consequent increase of traffic. The post-paid MOU recorded a 2.5% growth year-to-year, as a result of the increased usage of value-added services.

•  Improvement in operation efficiency can be measured by the increase in the productivity ratio in 4Q04, of 57.5% and 11.5% in relation to 4Q03 and 3Q04, respectively, due to the continuous search for organizational and process synergies, integration and rationalization.

CONSOLIDATED INCOME STATEMENTS - TELE CENTRO OESTE PARTICIPAÇÕES S.A.

	According to Corporate Law							
						Accum		
R$ million	4 Q 04	3 Q 04	Δ%	4 Q 03	Δ%	2004	2003	Δ%
Gross Revenues	**820.0**	**769.5**	**6.6%**	**709.9**	**15.5%**	**2,949.6**	**2,487.3**	**18.6%**
Gross service revenues	663.7	650.5	2.0%	557.7	19.0%	2,462.9	2,103.8	17.1%
Gross handset revenues	156.3	119.0	31.3%	152.2	2.7%	486.7	383.5	26.9%
Deductions – Taxes and others	(211.1)	(191.5)	10.2%	(157.4)	34.1%	(739.2)	(528.4)	39.9%
Net Revenues	**608.9**	**578.0**	**5.3%**	**552.5**	**10.2%**	**2,210.4**	**1,958.9**	**12.8%**
Net service revenues	505.0	497.5	1.5%	435.0	16.1%	1,879.5	1,657.4	13.4%
Net handset revenues	103.9	80.5	29.1%	117.5	-11.6%	330.9	301.5	9.8%
Operating Costs	**(403.7)**	**(330.3)**	**22.2%**	**(381.3)**	**5.9%**	**(1,319.0)**	**(1,216.4)**	**8.4%**
Personnel	(37.6)	(37.4)	0.5%	(41.2)	-8.7%	(141.6)	(119.9)	18.1%
Cost of services rendered	(39.3)	(41.9)	-6.2%	(78.2)	-49.7%	(174.3)	(334.0)	-47.8%
Cost of handsets	(195.9)	(141.1)	38.8%	(144.5)	35.6%	(555.9)	(390.0)	42.5%
Selling expenses	(114.6)	(97.3)	17.8%	(78.6)	45.8%	(382.1)	(256.5)	49.0%
General & administrative expenses	(19.2)	(17.2)	11.6%	(28.7)	-33.1%	(69.8)	(104.1)	-32.9%
Other operating revenue (expenses)	2.9	4.6	-37.0%	(10.1)	n.d.	4.7	(11.9)	n.d.
EBITDA	**205.2**	**247.7**	**-17.2%**	**171.2**	**19.9%**	**891.4**	**742.5**	**20.1%**
Margin %	**33.7%**	**42.9%**	**-9.2 p.p.**	**31.0%**	**2.7 p.p.**	**40.3%**	**37.9%**	**2.4 p.p.**
Depreciation and Amortization	(58.2)	(50.8)	14.6%	(43.5)	33.8%	(210.1)	(194.8)	7.9%
EBIT	**147.0**	**196.9**	**-25.3%**	**127.7**	**15.1%**	**681.3**	**547.7**	**24.4%**
Net Financial Income	11.4	22.3	n.d.	17.1	-33.3%	62.2	111.6	-44.3%
Non-operating revenue/expenses	(7.0)	0.2	n.d.	(3.5)	100.0%	(9.0)	(6.3)	42.9%
Taxes	(21.8)	(78.4)	-72.2%	(1.7)	1182.4%	(224.2)	(181.1)	23.8%
Minority interest	0.0	0.0	n.d.	(2.5)	n.d.	(3.2)	(8.5)	-62.4%
Net Income	**129.6**	**141.0**	**-8.1%**	**137.1**	**-5.5%**	**507.1**	**463.4**	**9.4%**

CONFERENCE CALL – 4Q04 (in English)

Webcast : www.vivo.com.br/ir

Date: February 18, 2005 (Friday)

Time: 12:00 p.m. ( São Paulo time) and 9:00 am ( New York time)

Telephone Number : (+1 973) 409 9261

Conference Call Code : 5717001 or VIVO

The conference call audio replay will be available at telephone number (+1 973) 341 3080 under conference call code: 5717001.

VIVO – Investor Relations
Charles E. Allen Ana Beatriz Batalha Reinaldo A. Araújo Antonio Sergio M. Botega Carlos Alberto B. Lazar	Mara Boaventura Dias Maria Carolina de F. Gonçalves Maria Ednéia Pinto Pedro Gomes de Souza
Telephone: +55 11 5105-1172 E-mail: ir@vivo.com.br Information available from the website: www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure

EBIT – Earnings before interest and taxes

EBITDA – Earnings result before interest. taxes. depreciation and amortization.

PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days

NE – Shareholders' Equity

Current Capital (Short-term capital) = Current assets – Current liabilities

Working capital = Current Capital – Net Debt

Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions

Net Debt / EBITDA – Index which evaluates the Company's ability to pay its debt with the generation of operating cash within a one-year period

Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company's financial leverage

Operating Cash Flow = EBITDA – CAPEX.

EBITDA Margin = EBITDA / Net Operating Revenue.

Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology

CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second

CDMA – (C ode Division Multiple Access ) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain

CSP – Carrier Selection Code

SMP – Personal Mobile Services

SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages

WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script )

ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1XRTT technology

Operating indicators:

ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period

Postpaid ARPU – ARPU of postpaid service users

Prepaid ARPU – ARPU of prepaid service users

Entry Barrier – Value of the least expensive phone offered

Customers – Number of wireless lines in service.

MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period

Postpaid MOU – MOU of postpaid service users

Prepaid MOU – MOU of prepaid service users

SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

VC1 – Local calls

VC2 – Calls outside the area code and inside the State

VC3 – Calls outside the State

Gross additions – Total of customers acquired in the period.

Net additions = Gross Additions – number of customers disconnected

Blended ARPU – ARPU of the total customer base (contract + prepaid)

Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)

Market share = Company's total number of customers / number of customers in its operating area

Market share of net additions : participation of estimated net additions in the operating area

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area

Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.